Exhibit 99.1

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand

CALGARY, AB, Sept. 14, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that it recently finalized and subsequently revealed the store design for its new cannabis retail value outlets, "Cannabis Chop Club". The interior aesthetic is both simple and approachable for the value customer and showcases a discount warehouse vibe along with a club membership feel. Cannabis Chop Club stores will also feature exclusive deals and wholesale prices for "Chop Club" members. The concept design was created in collaboration with Holland Design, an award-winning, Calgary-based interior design firm.

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand (CNW Group/High Tide Inc.)

The new Cannabis Chop Club stores will be differentiated from High Tide's existing Canna Cabana network in the following ways:

  In comparison to Canna Cabana and High Tide's other retail outlets, which are typically 1,500 to 2,000 square feet in size, our new value concept will be more compact with an average retail footprint of 1,000 to 1,200 square feet.
  The estimated build costs for the new concept are expected to be between $125,000 to $150,000 instead of $265,000 to $350,000 for a typical Canna Cabana store.
  Cannabis Chop Club will focus on a differentiated assortment of cannabis and consumption accessories targeting and tailored to the value-sensitive demographic.
  "Chop Club" members will automatically have full access to High Tide's "Cabana Club" loyalty program and vice versa, leveraging the Company's existing and rapidly growing loyal customer base.

"Over the past six months, it has become clear to us that value-focused customers represent a very meaningful consumer segment in the Canadian cannabis retail landscape. Our upcoming move to specifically service the value segment is designed to increase market share and lure customers away from the illicit market which, although declining, still represents a significant share of total cannabis sales nationally," said Raj Grover, President and Chief Executive Officer. "Our strong data analytics capability has allowed us to pinpoint competitive and value-sensitive markets where the new Cannabis Chop Club model can thrive and compete with the aggressive pricing strategies that have been adopted by certain competitors. Given that our existing Canna Cabana one-stop cannabis shop concept is very well-received, with membership and loyalty growing rapidly and now standing at over 220,000 members, the launch of this new concept will give High Tide even broader national demographic coverage amongst Canadian cannabis consumers," added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 93 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan.  High Tide's retail segment features the Canna Cabana, NewLeaf Cannabis, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

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[1]	Adjusted EBITDA is a non-IFRS financial measure.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand (CNW Group/High Tide Inc.)

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand (CNW Group/High Tide Inc.)

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand (CNW Group/High Tide Inc.)

High Tide Reveals Design Concept for Cannabis Chop Club Retail Value Brand (CNW Group/High Tide Inc.)

High Tide Inc. - September 14, 2021 (CNW Group/High Tide Inc.)

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/14/c1020.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 14-SEP-21